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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- /5521

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01\01\2008___ AND ENDING ___12\31\2008___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERSON Horowitz green Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 WEST 57th St   Suite 2322
_____
                    (No. and Street)

NY   NY   10107
_____   _____   _____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALBERT Horowitz   212 489 0100
_____
                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert N. Nevitt CPA
_____
(Name – if individual, state last, first, middle name)

116 New South Road   _____   NY 11801
_____   _____   _____
  (Address)   (City)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS
AND
03 EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _ALBERT HOROWITZ_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _GERSON HOROWITZ GREEN SECURITIES CORP._ , as of _12/31_ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

STATE OF NY
COUNTY OF NY
SWORN TO BEFORE ME THIS 26th
DAY OF FEBRUARY 2009.

_____
Notary Public

X _____
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GERSON, HOROWITZ, GREEN
SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31,2008

ROBERT N. NEVITT CPA, P.C.



GERSON, HOROWITZ, GREEN SECURITIES CORP.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

TABLE OF CONTENTS



Independent Auditor's Report

To the Stockholders
Gerson, Horowitz, Green Securities Corp.
New York, New York

I have audited the accompanying balance sheet of Gerson, Horowitz, Green Securities Corp. (the "Company") as of December 31, 2008 and the related statements of operations, cash flows and changes in stockholders' equity and comprehensive income for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp. as of December 31,2008 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Robert N. Nevitt CPA, P.C.

Hicksville, New York
February 5, 2009

Robert N. Nevitt CPA, P.C.   116 New South Road   Hicksville, NY 11801

Phone: 516-933-7313   Fax: 516-933-3480   E-Mail: RNNcpapc@aol.com

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS
Current Assets

Cash and cash equivalents (Notes 1 and 2)	$ 52,682
Commissions and fees receivable (Note 3)	15,451
Prepaid expenses	5,115
Investments available for sale (Notes 1 and 4)	40,229
	113,477

Other Assets

Stockholder loans (Note 5)	27,529

TOTAL ASSETS	**$ 141,006**

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities

Accounts payable	$ 6,509
Income taxes payable (Notes 1 and 7)	-
Deferred income taxes payable	428

Total Liabilities	**6,937**

Commitments and Contingencies (Note 6)

Stockholders' Equity

Capital stock, class A, 200 shares no par value authorized, 200 shares issued and outstanding	7,500
Additional paid in capital	16,763
Retained earnings	105,410
Accumulated other comprehensive income	4,396

Total Stockholders' Equity	**134,069**

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 141,006**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR DECEMBER 31, 2008

Commission and investment fee income	**$ 143,523**
Selling, general and administrative expenses	
Salaries - officer	75,000
Payroll taxes	6,093
Automobile expense	4,805
Bank charges	113
Telephone and utilities	5,165
Insurance	5,363
Professional fees	21,027
General office	12,927
Travel and entertainment	25,864
Compliance expense	11,000
Employee benefits	7,088
Dues and subscriptions	3,595
Rent	32,329
Other	2,397
	212,766
(Loss) from operations	(69,243)
Other income:	
Interest and dividend income	3,376
(Loss) before provision for income taxes	(65,867)
Provision for income taxes (Notes 1 and 7)	-
Net (Loss)	**$ (65,867)**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Net (Loss)	$ (65,867)
Other comprehensive income:	
Unrealized holding (losses) on investments available for sale	(19,796)
Comprehensive (Loss)	**$ (85,663)**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Capital Stock
Balance, beginning	$ 7,500
Additions	-
Deductions	-
Balance, ending	$ 7,500

Additional Paid in Capital
Balance, beginning	$ 16,763
Additions	-
Deductions	-
Balance, ending	$ 16,763

Retained Earnings
Balance, beginning	$ 173,114
Additions	-
Deductions: Net (loss)	(65,867)
Distributions	(1,837)
Balance, ending	$ 105,410

Accumulated Other Comprehensive Income
Balance, beginning	$ 24,192
Additions	-
Deductions: Comprehensive (loss)	(19,796)
Balance, ending	$ 4,396

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:
Net (loss) $ (65,867)
  Adjustments to reconcile net income to
    cash provided by operating activities:

(Increase) decrease in:
  Commissions and fees receivable   42,937
  Prepaid expenses   (2,603)

Increase (decrease) in:
  Accounts payable   (591)
  Income taxes payable   (773)
  Deferred income taxes payable   (272)

Net cash (used) in operating activities   (27,169)

Cash flows (used) in investing activities:
  Increase in stockholder loans   (895)

Cash flows (used) in financing activities:
  Stockholder distributions   (1,837)

Net (decrease) in cash and cash equivalents   (29,901)

Cash and cash equivalents, beginning   82,583

Cash and cash equivalents, ending $ 52,682

Supplementary disclosures

  Income taxes paid $ 4,362

See accompanying notes and accountant's report.

Note 1 -   **Significant Accounting Policies**

Organization

Gerson, Horowitz, Green Securities Corp. (the "Company") was incorporated in the state of New York on January 9,1970. The Company is registered with the National Association of Securities Dealers and in licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area.

Investments available for sale

Investments available for sale consist of equity securities not classified as trading securities or as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity until realized. Gains and losses on the sale of investments available for sale are determined using the first-in, first-out method.

Income taxes

The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the provisions of the Internal Revenue Code which provides that in lieu of corporate income taxes the stockholders are taxed on their proportionate share of the Company's taxable income (loss). In addition, the Company has made a similar election for New York State purposes. Accordingly, no provision for such income taxes is reflected in the financial statements. The Company accounts for local income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to the taxable income in the years in which such temporary differences are expected to recovered or settled. Deferred income taxes result principally from the unrealized gain on investments available for sale.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2008

Note 1 -   **Significant Accounting Policies (continued)**

Cash equivalents

The Company considers all short-term highly liquid instruments purchased with an original maturity date of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income

The company follows Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income (loss) and the unrealized gains (losses) on the investments available for sale, net of related taxes.

Note 2-   **Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits**

At December 31, 2008 the Company maintained $ 46,856 in a non-insured money market account at a financial institution.

Note 3-   **Commissions and Fees Receivable**

At December 31, 2008, no allowance for uncollectible accounts was required.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 4-   **Investments Available for Sale**

At December 31, 2008, the fair value of investments available for sale amounted to $40,229. The cost of these investments is $35,405.

Note 5-   **Stockholder Loans**

Stockholder loans is a receivable from a stockholder and is non-interest bearing, and unsecured.

Note 6-   **Commitments and Contingencies**

The Company maintains a $ 50,000 line of credit with a bank. At December 31, 2008, the Company had no outstanding balance under the terms of this credit line.

Note 7-   **Provision for Income Taxes**

The provision for income taxes is based on taxable income (loss), which includes certain items of income and expense that are treated differently for the purpose of calculating taxable income.



Independent Auditor's Report on Supplementary Information

To the Stockholders
Gerson, Horowitz, Green Securities Corp.
New York, New York

The information on pages 11 through 13 is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hicksville, New York
February 5, 2009

Robert N. Nevitt CPA, P.C.   116 New South Road   Hicksville, NY 11801

Phone: 516-933-7313   Fax: 516-933-3480   E-Mail: RNNcpapc@aol.com

Statement of Financial Condition

Assets

	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 52,682	$ -	$ 52,682
Receivables from brokers or dealers:			
Other	15,451	-	15,451
Corporate obligations	6,446	-	6,446
Stock	33,783	-	33,783
Other assets:			
Loans from stockholder	-	27,529	27,529
Prepaid expenses	-	5,115	5,115
Total Assets	**$ 108,362**	**$ 32,644**	**$ 141,006**

Liabilities and Ownership Equity

Liabilities

	A. I. Liabilities	Non- A. I. Liabilities	Total
Accounts payable	$ 6,509	$ -	$ 6,509
Income taxes payable	-	-	-
Deferred income taxes payable	-	428	428
Total Liabilities	**$ 6,509**	**$ 428**	**$ 6,937**

Ownership Equity

Common stock	$ 7,500
Additional paid in capital	16,763
Retained earnings	109,806
Total Ownership Equity	**$ 134,069**
Total Liabilities and Ownership Equity	**$ 141,006**

See accompanying notes and accountant's report on supplementary information.

Computation of Net Capital

Total ownership equity	$	134,069
Total capital	$	134,069
Non-allowable assets		(32,644)
Other allowable credits: Deferred income taxes		(428)
Net Capital before haircut	$	100,997
Minus haircuts: 15% corporate obligations		(967)
15% stock		(5,067)
Other securities:		
.5% money market fund		(234)
Net Capital	**$**	**94,729**

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	463
Minimum net capital requirement of broker		5,000
Net capital requirement	**$**	**5,000**
Excess net capital	**$**	**89,729**
Excess net capital at 1000% (net capital less 10% aggregate indebtedness)	$	94,729

Computation of Aggregate Indebtedness

Total liabilities from statement of financial condition	$	6,937
Total Aggregate Indebtedness	**$**	**6,937**
Percentage of Aggregate Indebtedness to Net Capital		7.32

Statement of Change in Ownership Equity

Ownership equity, beginning of year	$	221,569
Add: net (loss) for the year		(65,867)
net unrealized (loss) on investments for sale		(19,796)
Deduct: stockholder distributions		(1,837)
Ownership equity, end of year	**$**	**134,069**

See accompanying accountant's report on supplementary information.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
NOTES TO SUPPLEMENTARY INFORMATION
DECEMBER 31, 2008

Note 1-   **Reconciliation of the computation of net worth**

The year end audit disclosed the following adjustments to net worth from the previously submitted December 31, 2008 FOCUS report:

$ 15,451	To record increased commission and investment fee income
1,183	To record understatement of prepaid expenses
(428)	To record increased deferred income taxes payable
(5,759)	To record increased accounts payable
$ 10,447	Increase in net worth

Note 2-   **Reconciliation of the computation of net capital**

The year end audit disclosed the following adjustments to net capital from the previously submitted December 31, 2008 FOCUS report:

$ 10,447	Increase in net worth as summarized in Note 1
(1,183)	Increase in non-allowable prepaid expenses
(428)	Increase in allowable credits
$ 8,836	Increase in net capital

Note 3-   The Company is exempt from Rule 15c3-3 as it does not carry securities accounts for customers or perform custodial functions relating to customer securities.



Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the Securities Exchange Commission

Mr. Albert Horowitz
Gerson, Horowitz, Green Securities Corp.
New York, New York

In planning and performing my audit of the financial statements of Gerson, Horowitz, Green Securities Corp.("the Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5-(g) (1) of the Securities Exchange Commission ("the SEC"), I have made a study of the practices and procedures followed by the Company including tests that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can ve expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Page 14

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Segregation of duties is an important component of a system of internal control. The Company at the present time has only one employee and, accordingly, the system of internal control lacks this component. Except for this inherent limitation, we noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kenneth Kunoff CPA, P.C.

Hicksville, New York
February 5, 2009